UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Iteris, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

 46564T107

(CUSIP Number)

December 31, 2007

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

Rule 13d-1(b)

X	Rule 13d-1(c)

Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 46564T107

1	Name of Reporting Persons. I.R.S. Identification Nos. of above person (entities only) Riley Investment Partners Master Fund, L.P.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [X]
3	SEC Use Only
4	Citizenship or Place of Organization Cayman Islands
Number of Shares	5	Sole Voting Power 889,951[1]
Beneficially Owned by	6	Shared Voting Power -0-
Each Reporting	7	Sole Dispositive Power 889,951[1]
Person With	8	Shared Dispositive Power -0-
9	Aggregate Amount Beneficially Owned by Each Reporting Person 889,951
10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11	Percent of Class Represented by Amount in Row (9) 2.7%[2]
12	Type Of Reporting Person (See Instructions) PN

———————

1

Includes warrants to purchase 158,380 shares of common stock of Iteris, Inc. (“Common Stock”).

2

Based on 33,304,527 shares of common stock of Iteris, Inc. (the “Issuer”) outstanding at January 31, 2008, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended December 31, 2007 filed with the Securities and Exchange Commission on February 1, 2008.

CUSIP No. 46564T107

1	Name of Reporting Persons. I.R.S. Identification Nos. of above person (entities only) Riley Investment Management LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [X]
3	SEC Use Only
4	Citizenship or Place of Organization Delaware
Number of Shares	5	Sole Voting Power 1,255,248[1]
Beneficially Owned by	6	Shared Voting Power 1,793,260[2]
Each Reporting	7	Sole Dispositive Power 1,255,248[1]
Person With	8	Shared Dispositive Power 1,793,260[2]
9	Aggregate Amount Beneficially Owned by Each Reporting Person 2,660,058[2]
10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [X]
11	Percent of Class Represented by Amount in Row (9) 8.0%[3]
12	Type Of Reporting Person (See Instructions) IA

———————

1

Because Riley Investment Management LLC has sole investment and voting power over 731,571 shares of Common Stock and warrants to purchase 158,380 shares of Common Stock held by Riley Investment Partners Master Fund, L.P. and 365,297 shares held in managed accounts by its investment advisory clients, Riley Investment Management LLC may be deemed to have beneficial ownership of these shares.

2

Riley Investment Management LLC has shared voting and dispositive power over 1,793,260 shares of Common Stock of its investment advisory clients, 1,404,810 of which are held in managed accounts indirectly affiliated with Mr. Riley or Riley Investment Partners Master Fund, L.P. However, Riley Investment Management LLC disclaims beneficial ownership of the non-affiliated shares.

3

Based on 33,304,527 shares of common stock of Iteris, Inc. (the “Issuer”) outstanding at January 31, 2008, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended December 31, 2007 filed with the Securities and Exchange Commission on February 1, 2008.

CUSIP No. 46564T107

1	Name of Reporting Persons. I.R.S. Identification Nos. of above person (entities only) B. Riley & Co., LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [X]
3	SEC Use Only
4	Citizenship or Place of Organization Delaware
Number of Shares	5	Sole Voting Power 215,718[1]
Beneficially Owned by	6	Shared Voting Power 0
Each Reporting	7	Sole Dispositive Power 215,718[1]
Person With	8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 215,718
10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11	Percent of Class Represented by Amount in Row (9) 0.7%[2]
12	Type Of Reporting Person (See Instructions) BD

———————

1

Includes warrants exercisable for 15,506 shares of Common Stock.

2

Based on 33,304,527 shares of common stock of Iteris, Inc. (the “Issuer”) outstanding at January 31, 2008, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended December 31, 2007 filed with the Securities and Exchange Commission on February 1, 2008.

CUSIP No. 46564T107

1	Name of Reporting Persons. I.R.S. Identification Nos. of above person (entities only) B. Riley & Co. Retirement Trust
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [X]
3	SEC Use Only
4	Citizenship or Place of Organization United States
Number of Shares	5	Sole Voting Power 41,000
Beneficially Owned by	6	Shared Voting Power 0
Each Reporting	7	Sole Dispositive Power 41,000
Person With	8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 41,000
10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11	Percent of Class Represented by Amount in Row (9) 0.1%[1]
12	Type Of Reporting Person (See Instructions) EP

———————

1

Based on 33,304,527 shares of common stock of Iteris, Inc. (the “Issuer”) outstanding at January 31, 2008, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended December 31, 2007 filed with the Securities and Exchange Commission on February 1, 2008.

CUSIP No. 46564T107

1	Name of Reporting Persons. I.R.S. Identification Nos. of above person (entities only) Bryant Riley
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [X]
3	SEC Use Only
4	Citizenship or Place of Organization United States
Number of Shares	5	Sole Voting Power 1,697,294[1]
Beneficially Owned by	6	Shared Voting Power 1,793,260[2]
Each Reporting	7	Sole Dispositive Power 1,697,294[1]
Person With	8	Shared Dispositive Power 1,793,260[2]
9	Aggregate Amount Beneficially Owned by Each Reporting Person 2,993,188[1,2]
10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [X]
11	Percent of Class Represented by Amount in Row (9) 9.0%[3]
12	Type Of Reporting Person (See Instructions) IN

———————

1

Because Riley Investment Management LLC has sole voting and investment power over security holdings of Riley Investment Partners Master Fund, L.P.’s and certain managed accounts of its investment advisory clients and Mr. Riley, in his role as the sole manager of Riley Investment Management LLC, controls its voting and investment decisions, Mr. Riley may be deemed to have beneficial ownership of the 731,571 shares of Common Stock and warrants to purchase 158,380 shares of Common Stock held by Riley Investment Partners Master Fund, L.P. and 365,297 shares held in managed accounts by its investment advisory clients. Includes 200,212 shares of Common Stock and warrants to purchase 15,506 shares of Common Stock owned by B. Riley & Co., LLC. Mr. Riley is the Chairman and sole indirect equity owner of B. Riley & Co., LLC. Includes 41,000 shares owned by B. Riley & Co. Retirement Trust. Because Mr. Riley, in his role as Trustee of the B. Riley & Co. Retirement Trust, controls its voting and investment decisions, Mr. Riley may be deemed to have beneficial ownership of these shares. Includes debentures convertible into 88,644 shares of Common Stock and warrants to purchase 20,272 shares of Common Stock owned by custodial accounts of Mr. Riley’s children. Although Mr. Riley controls voting and investment decisions in his role as custodian for the children’s accounts, Mr. Riley disclaims beneficial ownership of these securities. Includes 33,333 shares of Common Stock and warrants to purchase 43,079 shares of Common Stock held in a joint account with Mr. Riley’s spouse.

CUSIP No. 46564T107

2

Riley Investment Management LLC has shared voting and dispositive power over 1,793,260 shares of Common Stock of its investment advisory clients, 1,404,810 of which are held in managed accounts indirectly affiliated with Mr. Riley or Riley Investment Partners Master Fund, L.P. Mr. Riley, in his role as the sole manager of Riley Investment Management LLC controls its voting and investment decisions. However, Riley Investment Management LLC disclaims beneficial ownership of the non-affiliated shares.

3

Based on 33,304,527 shares of common stock of Iteris, Inc. (the “Issuer”) outstanding at January 31, 2008, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended December 31, 2007 filed with the Securities and Exchange Commission on February 1, 2008.

CUSIP No. 46564T107

Item 1.

(a) Name of Issuer

Iteris, Inc.

(b) Address of Issuer’s Principal Executive Offices

1700 Carnegie Avenue,

Suite 100

Santa Ana, CA  92705

Item 2.

1.

Riley Investment Partners Master Fund, L.P. (Cayman Islands limited partnership)

Riley Investment Management LLC (Delaware limited liability company)

Bryant Riley (individual residing in California)

2.

B. Riley & Co. Retirement Trust (employee benefit plan)

B. Riley & Co., LLC (Delaware limited liability company)

(b) Address of Principal Business Office or, if none, Residence

1.

11100 Santa Monica Blvd.

Suite 810

Los Angeles, CA 90025

        2.

11100 Santa Monica Blvd.

Suite 800

Los Angeles, CA 90025

(c) Citizenship

United States

(d) Title of Class of Securities

Common Stock

(e) CUSIP Number

 46564T107

Item 3.

If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

(e)	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

CUSIP No.   46564T107

(h)	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.

Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

For each Reporting Person:

(a) Amount beneficially owned: Please see Line 9 on the cover sheet for each reporting person (including footnotes thereto).

(b) Percent of class: Please see Line 11 on the cover sheet for each reporting person (including footnotes thereto).

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote:   Please see Line 5 on the cover sheet for each reporting person (including footnotes thereto).

(ii) Shared power to vote or to direct the vote:   Please see Line 6 on the cover sheet for each reporting person (including footnotes thereto).

(iii) Sole power to dispose or to direct the disposition of:   Please see Line 7 on the cover sheet for each reporting person (including footnotes thereto).

(iv) Shared power to dispose or to direct the disposition of:   Please see Line 8 on the cover sheet for each reporting person (including footnotes thereto).

CUSIP No. 46564T107

Item 5.

Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  [   ].

Instruction: Dissolution of a group requires a response to this item.

Item 6.

Ownership of More than Five Percent on Behalf of Another Person.

Not applicable

Item 7.

Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable

Item 8.

Identification and Classification of Members of the Group.

Not applicable

Item 9.

Notice of Dissolution of Group.

Not applicable

Item 10.

Certification

(b)

The following certification shall be included if the statement is filed pursuant to §240.13d-1(c):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 46564T107

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 8, 2008

Riley Investment Partners Master Fund, L.P.
By: Riley Investment Management, its General Partner
By:	/s/ BRYANT R. RILEY
Bryant R. Riley, Managing Member

Riley Investment Management, LLC

By:	/s/ BRYANT R. RILEY
Bryant R. Riley, Managing Member

B. Riley & Co., LLC

By:	/s/ BRYANT R. RILEY
Bryant R. Riley, Chairman

B. Riley & Co. Retirement Trust

By:	/s/ BRYANT R. RILEY
Bryant R. Riley, Trustee

By:	/s/ BRYANT R. RILEY
Bryant R. Riley

11